Exhibit 2.2

SIEMENS

Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Board of Directors:
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, Texas 77042

To the attention of
William E. Macaulay, Chairman
Vincent R. Volpe Jr., Chief Executive Officer

via email Munich, 22 September 2014

Support Letter

Dear Bill,
Dear Vince,

Siemens Aktiengesellschaft ("**Siemens Parent**") is the ultimate parent of Siemens Energy Inc. ("**Siemens Energy**"). Siemens Parent takes notice of the merger agreement to be signed by and among Siemens Energy, Dynamo Acquisition Corporation and Dresser-Rand Group Inc. ("**Dresser-Rand**") on September 21, 2014 (the "**Merger Agreement**"). As an inducement for Dresser-Rand to enter into the Merger Agreement, Siemens Parent is providing this Parent Company Guarantee (as herein defined), in respect of which Dresser-Rand has provided consideration to Siemens Parent in the amount of one euro (1€), receipt of which is hereby acknowledged by Siemens Parent. All capitalized terms used and not defined herein shall have the same meaning as ascribed to it in the Merger Agreement.

In accordance with the foregoing, Siemens Parent hereby irrevocably and unconditionally (a) guarantees to Dresser-Rand the full and complete discharge and performance of all obligations and liabilities of Siemens Energy and Dynamo Acquisition Corporation pursuant to the Merger Agreement (the "**Guaranteed Obligations**") and (b) agrees that it shall provide all support and funds necessary in connection with the foregoing and it shall cause all its Affiliates to honor the satisfaction thereof (collectively, the "**Parent Company Guarantee**").

Dresser-Rand agrees that, with respect to any obligation or liability of Siemens Energy pursuant to or in respect of the Merger Agreement, Dresser-Rand shall pursue its remedies in the first instance against Siemens Energy; provided that, at Dresser-Rand's option, it may elect, at any time after the 30th day following notice to Siemens Energy of its pursuit of any remedy, to seek satisfaction of any such obligation or liability directly against Siemens Parent pursuant to this Parent Company Guarantee (and, for the avoidance of doubt, there shall be no requirement that Dresser-Rand pursue its remedies against Siemens Energy for any other minimum period of time before seeking satisfaction of such obligation or liability from Siemens Parent). Dresser-Rand agrees that Siemens Parent shall be entitled to satisfy any liabilities or obligations pursuant to the Merger Agreement to Dresser-Rand through and on behalf of Siemens Energy, rather than directly through Siemens Parent, in its own discretion.

Save only as provided in the immediately preceding paragraph, Dresser-Rand shall not be obliged, before taking steps to enforce any of its rights and remedies under this Parent Company Guarantee, to: (a) take any action or obtain judgment in any court against Siemens Energy or any other person; (b) make or file any claim in a bankruptcy, liquidation, administration or insolvency of Siemens Energy or any other person; or (c) make demand, enforce or seek to enforce any claim, right or remedy against Siemens Energy or any other person.

This Parent Company Guarantee is and shall at all times be a continuing security and shall cover the ultimate balance from time to time owing to Dresser-Rand by the Siemens Energy in respect of the Guaranteed Obligations. The liability of Siemens Parent under this Parent Company Guarantee shall not be reduced, discharged or otherwise adversely affected by: (a) any intermediate payment, settlement of account or discharge in whole or in part of the Guaranteed Obligations; (b) any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which Dresser-Rand may now or after the date of this Parent Company Guarantee have from or against any of Siemens Energy and any other person in connection with the Guaranteed Obligations; (c) any act or omission by Dresser-Rand or any other person in taking up, perfecting or enforcing any security, indemnity or guarantee from or against Siemens Energy or any other person; (d) any termination, amendment, variation, novation, replacement or supplement of or to any of the Guaranteed Obligations; (e) any grant of time, indulgence, waiver or concession to Siemens Energy or any other person; (f) any insolvency, bankruptcy, liquidation, administration, winding up, incapacity, limitation, disability, the discharge by operation of law, or any change in the constitution, name or style of Siemens Energy or any other person; (g) any invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of, or security held from, Siemens Energy or any other person in connection with the Guaranteed Obligations; (h) any claim or enforcement of payment from Siemens energy or any other person; or (i) any act or omission which would not have discharged or affected the liability of Siemens Parent had it been a principal debtor instead of a guarantor, or indemnifier or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge Siemens Parent or otherwise reduce or extinguish its liability under this Parent Company Guarantee.

Any release, discharge or settlement between Siemens Parent and Dresser-Rand in relation to this Parent Company Guarantee shall be conditional on no right, security, disposition or payment to Dresser-Rand by Siemens Parent, Siemens Energy or any other person in respect of the Guaranteed Obligations being avoided, set aside or ordered to be refunded under any enactment or law relating to breach of duty by any person, bankruptcy, liquidation, administration, protection from creditors generally or insolvency or for any other reason. If any right, security, disposition or payment referred to in the preceding sentence is avoided, reduced, set aside or ordered to be refunded, Dresser-Rand shall be entitled subsequently to enforce this Parent Company Guarantee against Siemens Parent as if such release, discharge or settlement had not occurred and any such right, security, disposition or payment had not been given or made.

No persons other than Dresser-Rand and its successors and permitted assigns shall be entitled to any rights under this Parent Company Guarantee.

Siemens Parent hereby agrees that the Guaranteed Obligations will be paid to Dresser-Rand without set-off or counterclaim in immediately available funds denominated in U.S. Dollars at the address specified in writing by Dresser-Rand from time to time.

Siemens Parent shall be entitled to any and all defenses that Siemens Energy has except with respect to statute of limitations to the extent actually impacted by by the 30-stay notice period contemplated herein.

None of the terms or provisions of this Parent Company Guarantee may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Siemens Parent and Dresser-Rand. This Parent Company Guarantee shall be binding upon the successors and assigns of Siemens Parent and shall inure to the benefit of Dresser-Rand and its successors and assigns. This Parent Company Guarantee and the obligations hereunder shall not be assignable by Siemens Parent nor Dresser-Rand without the written consent of the respective other Party. .

This Parent Company Guarantee shall be governed by, and construed in accordance with, the laws of England and Wales. Each party irrevocably agrees that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Parent Company Guarantee or its subject matter or formation (including non-contractual disputes or claims). Siemens Parent irrevocably appoint Siemens plc Sir William Siemens Square, Frimley, Camberley GU16 8QD as its agent to receive on its behalf in England or Wales service of any proceedings under this paragraph and agrees that if for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, it will forthwith appoint a substitute acceptable to Dresser-Rand and deliver to Dresser-Rand the new agent's name and address in England and Wales.

Dresser-Rand shall in no case have the right to receive payments in excess of any payment due and payable or that would become due and payable under the Merger Agreement. In any event, Dresser-Rand shall not have more rights than if Siemens Parent were the sole party of the Merger Agreement.

Sincerely, /s/ Karl-Heinz Seibert Karl-Heinz Seibert Corporate Vice President Head of Mergers & Acquisitions	/s/ Dr. Andreas Hoffmann Dr. Andreas Hoffmann General Counsel of Siemens AG

Acknowledged and agreed: /s/ Mark F. Mai Mark F. Mai

Siemens Aktiengesellschaft: Vorsitzender des Aufsichtsrats: Gerhard Cromme; Vorstand: Joe Kaeser, Vorsitzender: Roland Busch, Lisa Davis, Klaus Helmrich, Hermann Requardt, Siegfried Russwurm, Ralf P. Thomas; Sitz der Gesellschaft: Berlin und München, Deutschland; Registergericht: Berlin Charlottenburg, HRB 12300, München, HRB 6684; WEEE-Reg.-Nr. DE 23691322